UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Broadmark Realty Capital Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

11135B100

(CUSIP Number)

November 14, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 11135B100

1	Names of Reporting Persons Multi-Sector Credit, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 8,090,231
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,090,231
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,090,231
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.1%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 11135B100

1	Names of Reporting Persons SCS Capital Management, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 8,090,231
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,090,231
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,090,231
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.1%
12	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer:

Broadmark Realty Capital Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1420 Fifth Avenue, Suite 2000

Seattle, WA 98101

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(i) SCS Capital Management, LLC, a Delaware limited liability company, as Manager with respect to shares of Common Stock (as defined in Item 2(d) below) held by Multi-Sector Credit, LLC;

(ii) Multi-Sector Credit, LLC, a Delaware limited liability company, with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it.

(b)	Address of Principal Business Office or, if None, Residence:

The principal office and business address of Multi-Sector Credit, LLC and SCS Capital Management, LLC is:

888 Bolston Street, Suite 1010 Boston, MA 02199

(c)	Citizenship:

See Item 2(a) above and Item 4 of each cover page.

(d)	Title and Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP No.:

11135B100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Items 5,6,7,8 and 9 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8.	Identification and classification of members of the group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2019

By:	/s/ Joseph McCuine
Name:	Joseph McCuine, managing member of SCS Capital Management, LLC

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